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                                                           ---------------------
                                  UNITED STATES                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION  ---------------------
                             WASHINGTON, D.C. 20549        OMB Number  3235-0145
                                                           Expires:
                                                           Estimated average
                                  SCHEDULE 13D             burden hours per
                                                           response........14.90
                                                           ---------------------
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                               Echo Bay Mines Ltd.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    278751102
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                                 (CUSIP Number)


   Seymour Schulich, Chairman, Suite 1900, Box 2005, 20 Eglinton Avenue West,
                     Toronto, Ontario M4R 1K8 (416) 480-6496
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     (Name/Address/Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                SEPTEMBER 5, 2001
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
------------------------------------    ----------------------------------------
CUSIP No.    278751102                  Page 2 of         9    Pages
         ---------------------------              ------------
------------------------------------    ----------------------------------------

------- ------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Franco-Nevada Mining Corporation Limited
------- ------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)          (a) / /
                                                                                     (b) / /
------- ------------------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- ------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
------- ------------------------------------------------------------------------------------

------------ ------ ------------------------------------------------------------------------
  Number of    7    SOLE VOTING POWER
   shares
beneficially        Franco-Nevada has the right to acquire up to 261.6 million common
  owned by          shares of Echo Bay Mines Ltd. ("Echo Bay") on conversion of the
    each            US$72.4 million principal amount of 11% Subordinated Debt Securities
 reporting          due 2027 ("Capital Securities") of Echo Bay currently held by it. The
   person           conversion is subject to the approval of Echo Bay shareholders and,
    with            among other things, is conditional on 98.8% of all Capital Security holders agreeing to convert on the same terms, the consent of Echo
                    Bay's bankers and necessary regulatory approvals. If all outstanding
                    Capital Securities are converted on the proposed basis and
                    Franco-Nevada retains its US$72.4 million in principal amount of
                    Capital Securities they will be converted to 261.6 million Echo Bay common shares or 52% of the then current issued and outstanding common shares. Franco-Nevada currently intends that it will hold no more than a 49.5% interest in Echo Bay common shares following conversion.
                    Pursuant to Rule 13d-3 the percentage of beneficial ownership would increase to approximately 65% assuming no conversion of Capital
                    Securities by any other holder than Franco-Nevada. As noted above, one of the conditions to the conversion is the requirement that 98.8% of all Capital Security holders agree to convert on the same terms.
             ------ ------------------------------------------------------------------------
               8    SHARED VOTING POWER

                    N/A
             ------ ------------------------------------------------------------------------

             ------ ------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    Please see item 7
             ------ ------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------------------

------- ------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Please see item 7
------- ------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

------- ------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Please see item 7
------- ------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        (SEE INSTRUCTIONS)

        CO

------- ------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

Common shares of Echo Bay Mines Ltd., a Canadian corporation whose U.S. office is located at:

Suite 540, 6400 S. Fiddlers Green Circle, Englewood, Colorado 80111-4957

and whose registered office is located at:

#1210, 10180 - 101 Street, Edmonton, Alberta  T5J 3S4

ITEM 2.  IDENTITY AND BACKGROUND

Franco-Nevada Mining Corporation Limited ("Franco-Nevada"), a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

Suite 1900, Box 2005
20 Eglinton Avenue West
Toronto, Ontario  M4R 1K8
Canada

During the last five years, Franco-Nevada has not been convicted in a criminal proceeding as described in Item 2(d) nor has it been party to a civil proceeding as described in Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds involved came from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

The right to acquire common shares of Echo Bay Mines Ltd. described below in
Item 5 was acquired for investment purposes by Franco-Nevada; however, Franco-Nevada will review its holdings from time to time and may increase or decrease its position as future circumstances dictate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Franco-Nevada has the right to acquire up to 261.6 million common shares of Echo Bay Mines Ltd. ("Echo Bay") on conversion of the US$72.4 million principal amount of 11% Subordinated Debt Securities due 2027 ("Capital Securities") of Echo Bay currently held by it. The conversion is subject to the approval of Echo Bay shareholders and, among other things, is conditional on 98.8% of all Capital Security holders agreeing to convert on the same terms, the consent of Echo Bay's bankers and necessary regulatory approvals. If all outstanding Capital Securities are converted on the proposed basis and Franco-Nevada retains its US$72.4 million in principal amount of Capital Securities they will be converted to 261.6 million Echo Bay common shares or 52% of the then current issued and outstanding common shares. Franco-Nevada currently intends that it will hold no more than a 49.5% interest in Echo Bay common shares following conversion. Pursuant to Rule 13d-3 the percentage of beneficial ownership would increase to approximately 65% assuming no conversion of Capital Securities by any other holder than Franco-Nevada. As noted above, one of the conditions to the conversion is the requirement that 98.8% of all Capital Security holders agree to convert on the same terms.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Attached as an exhibit is the agreement dated September 5, 2001 between Franco-Nevada and Echo Bay.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - September 5, 2001 agreement between Franco-Nevada and Echo Bay.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 14, 2001                   s/s Sharon E. Dowdall
------------------------------       -------------------------------------------
Date                                 Sharon E. Dowdall
                                     Vice President, General Counsel & Secretary